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                                   EXHIBIT 20

                        Press Release dated July 7, 1997





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                           STUART ENTERTAINMENT, INC.

                   STUART ENTERTAINMENT ACQUIRES POWER BINGO

COUNCIL BLUFFS, Iowa, July 7, 1997 -- Stuart Entertainment, Inc./dba Bingo King (Nasdaq: STUA) completed the acquisition of substantially all the assets of Power Bingo Corp., the market leader in handheld electronic bingo units.

"This transaction recognizes the increasingly important role electronic bingo plays in the bingo industry and for Stuart Entertainment," said Al Barber, Stuart's vice chairman and chief executive officer. He pointed out that Stuart also recently reached an agreement to collaborate with Melange Computer Services Inc. to provide a point-of-sale system for installations of Power Bingo and Stuart's fixed-based electronic gaming equipment (System 12) in the Native American casinos in which Melange specializes.

"Electronic bingo represents the next major bingo milestone, and it's certainly a key avenue of growth for our company. The Power Bingo acquisition and the collaboration with Melange add value to our electronic line. In addition, with Power Bingo we are adding a known quantity to our business mix. Both players and bingo hall operators have given Power Bingo's products an enthusiastic reception, and we look forward to building on that market acceptance," Barber said.

Stuart has been distributing a handheld unit called Power Bingo King under a marketing agreement initiated last year with Nevada- based Power Bingo. "We have seen firsthand how appealing the electronic product is when it is integrated with the traditional paper-based game," noted Tim Stuart, president and chief operating officer. "Bingo halls across North America have installed more than 15,000 of our units, with California and Oklahoma proving to be particularly good markets so far. We see significant near-term opportunities in Florida as well as in Texas and Pennsylvania."

The price of the acquisition will be paid in cash and is currently expected to be approximately $3.5 million to $4.0 million, depending on the performance of the units in specified periods following its purchase by Stuart. Power Bingo's principal owner, David Facciani will become a consultant to Stuart Entertainment and most of his employees will also be joining Stuart.

"We are excited about the potential for our product and for our role in helping Stuart achieve its growth strategies," Facciani said. "As the recognized leader in bingo and bingo-related products, Stuart and its extensive distribution system offer outstanding opportunities for our product to reach wider markets and play a major role in how electronics help shape the future of our industry. We're delighted to add our expertise in this segment of the bingo business to Stuart's pace-setting activities."

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Electronic components represent an important growth segment for bingo, both to expand the options for current players and to broaden the game's audience. Players have responded enthusiastically to the added dimension of allowing up to 200 electronic game cards alongside their paper game, and bingo hall operators increasingly depend on electronic components both to attract players and to help them manage their business. Besides the handheld units, Stuart's technologically advanced electronic product line includes its fixed-base System 12 technology, which also can be programmed for video keno, slots and poker where regulations permit.

Stuart Entertainment, Inc. is the world's largest manufacturer of bingo paper, pulltab tickets and related gaming equipment and supplies, with locations in the United States, Canada and Mexico. Its subsidiaries include Bazaar & Novelty, Canada's largest supplier of bingo paper and related supplies, Video King, a major supplier of electronic gaming systems, located in Littleton, Colorado and Trade Products, a leader in pulltab production, located in Lynnwood, Washington.

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